UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

Kayne Anderson Income Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

811 Main Street, 14th Floor

Houston, Texas 77002

Telephone Number (including area code): (877) 657-3863

Name and address of agent for service of process:

Jarvis V. Hollingsworth, Esq.

Kayne Anderson Fund Advisors, LLC

811 Main Street, 14th Floor

Houston, Texas 77002

Copies of Communications to:

David A. Hearth, Esq. Paul Hastings LLP 101 California Street, 48th Floor San Francisco, California 94111 (415) 856-7000	R. William Burns III, Esq. Paul Hastings LLP 600 Travis Street, 58th Floor Houston, Texas 77002 (713) 860-7300

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒            NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 23rd day of July, 2019.

Kayne Anderson Income Strategies Fund

By:	/s/ James C. Baker

Name:	James C. Baker
Title:	Chief Executive Officer

Attest:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer